Bionomics Limited

20 October 2003

03032935

SUPPL

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

10/29

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Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30 SEPTEMBER 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs	(174)	(174)
		(b) advertising & marketing	(1)	(1)
		(c) research & development (incl. R&D staff costs)	(748)	(748)
		(d) leased assets	0	0
		(e) other working capital	(177)	(177)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		69	69
1.5	Interest and other costs of finance paid		(73)	(73)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)		1	1
	R&D Start Grants (including B.I.F.)		363	363
	Rent Received		34	34
	Net operating cash flows		(706)	(706)

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Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(706)**	**(706)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(4)	(4)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	73	73
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	69	69
1.14	**Total operating and investing cash flows**	(637)	(637)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	0
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	0	0
	Net increase (decrease) in cash held	(637)	(637)
1.21	Cash at beginning of quarter/year to date	6,071	6,071
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	5,434	5,434

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Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	100
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

An equity line finance facility has been established with BNY Capital Markets Inc. in July 2003. This facility has the potential, subject to filing of a prospectus, and under present arrangements, a minimum market share price of 50 cents, to allow the Company, to over a 3 year period, issue up to 6 million ordinary shares at a discount to the market price at the time of issue. There is no guarantee or minimum requirements under the agreement on the number of shares that may be issued.

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Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	32	163
4.2	Deposits at call	5,402	5,908
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	5,434	6,071

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 20 October 2003
(CEO & Managing Director)
Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
20 October 2003

BIONOMICS CASH FLOW FOR THE QUARTER ENDED 30 SEPTEMBER 2003

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has lodged its Appendix 4C with the ASX for the quarter ended 30 September 2003 showing a cash position of $5.434 million at the end of September.

Lee Craker, CFO for Bionomics stated that the key point from the statement is the net cash burn for the quarter of $637,000 was lower than management forecast. This was aided by first receipt from its epilepsy drug discovery R&D Start grant, which commenced in July 2003, and tight expenditure management.

"This quarter was marked by a number of research advances in our epilepsy program including the first identification of gene variations in patients with photosensitive epilepsy in which seizures are triggered by flickering light," stated Dr Deborah Rathjen, CEO and Managing Director of Bionomics. In addition to this discovery aspects of Bionomics epilepsy research were published in the international scientific journal 'Neurology' providing important recognition of Bionomics ionX® gene discoveries in the scientific community which will support the commercialization of Bionomics' ionX®-driven diagnostic product development program.

Mr Craker, who joined Bionomics in August 2003, stated, "In parallel with the commercialization of its R&D platforms Bionomics is closely evaluating its short and long term funding requirements and business development options."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases

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are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105